


TK-108
TK-109

Euro Pacific Investment Conference

June 2011

NASDAQ Listed: MNEL

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Forward Looking Statement

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

This presentation includes forward-looking statements that are subject to many risks and uncertainties. These forward-looking statements, such as statements about Mission's short-term and long-term growth strategies, can sometimes be identified by use of terms such as "may", "will", "believes", "intend", "expect", "anticipates", "plan," "estimate", "project", "potential", "future," "strive," and similar words. These statements involve many risks and uncertainties, some of which are beyond Mission's control, that may cause actual results to differ from what may be expressed or implied in these statements. These risks are discussed in Mission's Securities and Exchange Commission filings and reports, including the risks identified under the section captioned "Risk Factors" in its final prospectus relating to its initial public offering filed on April 20, 2011 pursuant to Rule 424(b) under the Securities Act of 1933, with the Securities and Exchange Commission. Mission has based these forward-looking statements on its current views about future events and are not a guarantee of future performance. Mission disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.


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Highlights

- Multi-billion dollar global market for biofuels
- Imminent long-term supply of low cost raw material
- Ability to increase oil supply and lower cost
- Expect to be profitable above US$52 per barrel crude oil
- Business underpinned by world class assets and management
- Robust long-term growth in each major segment – plantation, refining, fertilizer



Mission NewEnergy Limited

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Creating the worlds largest integrated biofuels business

Plantations

- Product: Crude Jatropha Oil, Seed Cake
- Existing markets: Aviation fuels, transport fuels, power oil
- Global markets

Refining

- Product: Biodiesel
- Markets: Transportation fuels
- Mandated markets: Europe, USA, Malaysia

← *"Soil to Oil"* →



Maturing Jatropha Tree



Mission's Biodiesel Refinery

Value Proposition

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Jatropha – a long term solution for biofuels

01 Jatropha Operations ...concept proven; planted at scale

- Grows on marginal land
- Low cost commercially available biofuels solution
- Expect to be profitable above US$52 per barrel crude oil
- Highly valuable fertilizer by-product
- Ability to continually expand and improve margins

02 Refining Operations ...low cost; immediate opportunities

- Established and at global scale
- Capture currently available spread and compliance premiums
- Palm switching to Jatropha

03 Integrated business ...control value chain

- Not reliant on subsidies or mandated markets
- Capture downstream and upstream margins
- Secures competitive advantage



Jatropha a Non Edible Energy Crop

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Securing non edible sustainable biofuels feedstock is key to future biofuels projects

…"there is a need to find alternative feedstock to reduce competition with food…It will be difficult to reach targets in Biodiesel, because the availability of feedstock is limited". *Total*

…"Our analysis and 10 year experience of biofuels has led us to conclude that access to advantaged feedstock is the key to success". *BP*


01
Collect seeds for nursery


02
Plant nursery


03
Produce saplings


04
Plant Saplings


05
Sapling growth


06
Tree bears fruit


07
Fruit has seeds


08
Seeds collected & crushed

Jatropha Plantation Operation



Madhya Pradesh
Orissa
Maharashtra
Andhra Pradesh
Karnataka

Products produced



Jatropha Bio-Fertilizer

Crude Jatropha Oil

Large scale contract farming across India

- Productive acres 194,323
- Cover 5 states, 51 districts and 15,300 villages

Extensive field network

- >420 employees
- >2,000 field representatives
- >1,300 acres of captive nurseries for sapling production

Rapid Progress....further growth planned

- First planting in 2008
- 30% growth in CY2010

Jatropha Harvest Expectations

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

First harvest achieved ...rapid yield growth expected

- Maturing profile of existing 194,323 Jatropha acreage
- Scalable, current acreage less than 0.5% of identified marginal land
- Building supply and increasing oil yield
- 7 years to full maturity

Yield Ramp Up – Maturing Trees & Continued Planting



Yield Per Acre Across Planting years
(Tonnes CJO Per Year)
2.5
2.0
1.5
1.0
0.5
0.0
0
1
2
3
4
5
6
7
8
9
10
Current Position
CAGR 159%
2010
2009
2008
2007

Projected Lifetime Oil Supply (Millions barrels), growing with new acreage and yield enhancement



CJO Supply (mn Barrels)
80
75
70
65
60
55
50
45
40
35
30
25
20
15
10
5
0
2010
2011
2012
2013
2014
2015
CAGR 64%
74.6
51.0
30.1
Range of Supply

Jatropha Economics

Value

- Biodiesel currently sells for $84 over crude oil price
- Further margin expansion from:
  - Lowering cost base
  - Increased revenue from seed cake by-product


183
111
100
63
$ Barrel
Compliance Premium
ULSD
Crude Oil
Current JME Cost US$107
Byprodcut
US$44
US$120 Profit Potential
Net Cost
Current Biodiesel Price (USA)
Mission

Jatropha Math

(calculated at Mid range volumes and values)

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Per Acre



1 Acre
1.87
tonnes Seed
Per Year
From Maturity
1.25 t
Seed Cake
$1,550
Over
30 years
31.50 k t
Seed Cake
$39,060
Per Year
From Maturity
4.6 bbl (0.62t)
Jatropha Oil
$846
Over
30 years
115 bbl (15.54t)
Jatropha Oil
$21,160
Revenue:
$2,396 per year
$60,220 contract term

Existing Acreage



194,323 Acre
363,384
tonnes Seed
Per Year
From Maturity
242.5k t
Seed Cake
$300m
Over
30 years
61.2 m t
Seed Cake
$7.6b
Per Year
From Maturity
894k bbl (120.5k t)
Jatropha Oil
$164.5m
Over
30 years
22.3 m bbl
(3.1 m t)
Jatropha Oil
$4.1b
Revenue:
$465m per year
$11.7b contract term

Refining Operation

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Global Scale Capacity..Portside Locations...Feedstock-Agnostic

- 350 thousand tonnes name plate capacity
- Pre-treatment and glycerine purification

Kuantan Port, Malaysia

- Close to feedstock supplies
- Tariff-free trade to EU
- Cost-effective transport


Kuantan
Port


Mission's Site
Mission Dedicated
Deep water Jetty

RSPO
Roundtable on Sustainable Palm Oil

Member of Roundtable on Sustainable Palm Oil (RSPO)

ISO International Organization for Standardization

ISO 9001:2008 Compliant – highest commercial quality management certification

European Market

Contract executed in May under new regulation

- Mission to supply ISCC certified product
- Largest established mandated market
- Supply Certified product required as of 1 January 2011

1st biodiesel producer worldwide to receive ISCC Carbon Attestation

1st and still only non-German biodiesel to be certified to the BPAC – AGQM technical standard

Product is REACH certified - the European Community Regulation on chemicals and their safe use

Malaysian Mandate

Local market sales

- 5% blending mandate to be implemented from 1 June 2011
- Government funded infrastructure build out
- 200,000 tonnes per year increasing to 500,000 tonnes per year
- Only Malaysian Palm-based feedstock and Malaysian refiners allowed
- Mission is the largest refiner in Malaysia

Malaysian 5% Blending Mandate State Roll Out


Kuantan Port
Selangor
Negri Sembilan
Melaka
Phase 1 Mandate - 200,000 tpa
Phase 2 Mandate - 300,000 tpa

Source: Malaysian Palm Oil Board

US Market

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

United States Market

- Feedstock constrained
- Operating capacity constrained
- Results in Higher Compliance Cost = profitable short term opportunity
- Offtake agreement in the United States
- Europe Premium : Average, US$45.56, current US$69.05
- USA Premium: Average US$56.56, current US$83.95

US RIN Values



US$ Barrel
45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
Jan-10
Mar-10
May-10
Jul-10
Sep-10
Nov-10
Jan-11

Source: Company compiled data

US Biodiesel Prices vs. Diesel



US$ Barrel
250
200
150
100
50
0
Jan-06
June-06
Dec-06
June-07
Dec-07
June-08
Dec-08
June-09
Dec-09
June-10
Jan-10
Spread SME
US Gulf SME B100
WTI
US Gulf ULSD
Average Spread

Source: Company compiled data

Leadership Team

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy



Mr. Dario Amara

Non-Executive Chairman

- John Holland, GRD Minproc, Austal, Emerson Stewart



Dato Zain Yusuf

Non-Executive Deputy Chairman

- Shell Group, Faber Group



Admiral (Ret'd) Tan Sri Anwar Mohd

Non-Executive Director

- Chief of Defense, Malaysia. Armed Forces Fund, Affin Bank, Boustead Plantations, BHP Petrol, Boustead Shipyard, Sime Darby



Mr. Arun Bhatnagar

Non-Executive Director

- Headed various Indian government Ministries, Minister of Economics, Secretary to National Advisory Council, Chairman Prasar Bharti ("BBC" of India)



Mr. Peter Torre

Non-Executive Director

- Hall Chadwick, Carbine Resources, Torre Corporate



Nathan Mahalingam

Managing Director & Founder *(CEO)*

- UMW, MBf Finance, Westport Malaysia



Guy Burnett

Finance Director *(CFO)*

- Umgeni Water, KPMG, Western Power



James Garton

Head Corporate Finance

- FBR Capital Markets, Jefferies / BBY



Major General (Ret'd) Douglas Pearson

Advisory Board - Chairman

- Air Force, Lockheed Martin



Mr. Roger Fizzell

Advisory Board

- American Airlines, Lucent Technologies, AT&T, Bell



Mr. Brian Tippins

Advisory Board

- HP, Intel, SureWest

Capital Structure

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Capital Structure

Common Shares Outstanding (post)	8,512,179
Performance Rights & Warrants	158,810
Warrants Outstanding	3,072,324
Convertible Note	935,579
Subtotal	4,166,713
Fully Diluted	12,678,892

Highlights

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Now

- Refining capacity built, plantations reaching maturity
- Sales into Europe with ISCC oil

Expectations

- Sales into Malaysian mandate
- Grows on marginal land, anticipate adding 50,000+ acres per year
- Low cost commercially available biofuels solution
- Profitable above US$52 per barrel crude oil
- Highly valuable fertilizer by-product
- Ability to continually expand and improve margin





Corporate Contact

James Garton
Head of Corporate Finance, M & A
Mission NewEnergy Limited

Tel: +1 210 861 5861
Fax: +618 9204 2383

james@missionnewenergy.com
www. missionnewenergy.com





Europe
Biodiesel Sales
United States
Long Term Offtake
India
Jatropha
Plantation
Malaysia
Biodiesel Refineries
Australia
ASX:MBT

Appendix

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Historical Financials

(AUD million)

	FY'10	FY'09	FY'08
Total Revenue	16	55	30
COGS	-15	-46	-11
Gross Profit	1	9	19
Operating & Interest Expenses	-12	-15	-10
Operating Result	-11	-6	9
Non Cash write down	-82	-17	-5
Net Income	-93	-23	4

Corporate Structure

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy



Mission NewEnergy Limited (Australia)
Mission Biofuels Sdn Bhd (Malaysia)
Mission Biotechnologies Sdn Bhd (Malaysia)
Mission Agro Energy Limited (Mauritius)
Scarborough Beach Holdings, Inc (Delaware USA)
Mission Biofuels India Private Limited (India)
PJ Trading, LLC (Delaware)
Mission Agro Diesel (India)
PJ Trading, Pennsylvania, LLC (Pennsylvania)

Mission Overview/Milestones

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

2006	2007	2008	2009	2010	2011 & beyond
• Listed ASX	• 100,000 tpa capacity • First Planting	• Scale Planting	• Scale planting • Capacity utilization • Valero deal	• 250,000 tpa Capacity • First harvest • Scale planting	• Expect to Scale up plantation • Anticipate moving downstream



Feedstock Flows
Biodiesel Flows
Europe Biodiesel Sales
~194,000 Acres
M1-75 mn Gal pa Capacity
United States Long Term Offtake
India Jatro pha Plantation
Malaysia Biodiesel Refineries
Australia ASX:MBT
M1-30 mn Gal pa Capacity

Jatropha Harvest Expectations

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Rapid yield growth achievable

- Maturing profile of existing 194,232
- New planting, current acreage less than 0.5% of identified marginal land suitable for Jatropha

Per Acre - Jatropha Yield Ramp

Year Following Planting	1	2	3	4	5	6	7 Onward
% of mature	0%	0%	13.5%	33.3%	50%	80.1%	100%
Total Seed *(tonnes pa)*	0	0	0.28	0.62	1.25	1.63	**1.87**
Cake *(tonnes pa)*	0	0	0.19	0.41	0.84	1.09	**1.25**
Oil *(tonnes pa)*	0	0	0.08	0.20	0.31	0.50	**0.62**



Jatropha Cultivation Region

Source: UN Report: Jatropha A Smallholder Bioenergy Crop

Supply Profile – Existing Acreages

Supply over 30 years

Seed	Oil	Cake	Total Oil Supply (Millions Barrel)	Total Cake supply (Millions Tonne)
1.45	0.48	0.97	17.27	4.74
1.64	0.54	1.10	19.43	5.33
1.87	**0.62**	**1.25**	**22.31**	**6.12**
2.06	0.68	1.38	24.47	6.71
2.24	0.74	1.50	26.62	7.30

(Per Tonne per Acre)

Supply Profile – Growth

50k acres pa I Supply over 30 years

Seed	Oil	Cake	Total Oil Supply *(Millions Barrel)*	Total Cake supply *(Millions Tonne)*
1.45	0.48	0.97	39.49	10.83
1.64	0.54	1.10	44.42	12.19
1.87	**0.62**	**1.25**	**51.00**	**13.99**
2.06	0.68	1.38	55.94	15.35
2.24	0.74	1.50	60.88	16.70

(Per Tonne per Acre)

Jatropha Front Running 2nd Generation Feedstock

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

High Quality Feedstock

- Favourable chemical properties
- Multiple end market applications – transport, aviation, power oil

Plantation type plant

- >30 years plant life
- No annual monsoon risk typical in food crops
- Oil yield from year 3 onwards, plant at maturity from 7 years

Sustainably

- Grows in soil unsuitable for food crops
- Needs minimal water and fertilizer inputs
- Drought and flood resistant
- Energy dedicated

Best balance of price, yield and impact


Cotton
Soybean
Sunflower
Coconut
Rapesea
Jatropha
Palm
-
500
1,000
1,500
2,000
2,500
Litre per Acre

Source: Bloomberg, Biodiesel Global Outlook 2020

Numerous Airline Companies have publically announced Jatropha testing:

Mission Business Model

Biodiesel Value Chain – Mission Fully Integrated


Upstream / Feedstock
Jatropha Acreage
Veg Oil Spot Market
Milling Capacity
By-product Sales
Refining Capacity
Refining Capacity
Downstream / Marketing
Spot Market (Oil traders/ end-users)
Strategic Distribution Agreements
Hedging Position
Mission scope of operations

Core Business Strategy – Low Cost Strategy

Reduce input costs

- Phase 1: Use lowest cost feedstock
- Phase 2: Switch to Jatropha

Increase by-product realization

- Phase 1: Refining by-products
- Phase 2: Jatropha by-products
- Phase 3: Logistic & terminal operation

Mission's Goal

- Achieve "zero" cost of feedstock oil
- No reliance on subsidies
- Ability to compete with mineral diesel on price

Jatropha Yield Potential

We expect that Jatropha yield with increase in line with other crop advancements

Soybean Yield Advances


mt tons/ha, 5-year average
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1961-1965
1966-1970
1971-1975
1976-1980
1981-1985
1986-1990
1991-1995
1996-2000
2001-2005
2005-2007
USA
Brazil
Argentina
China
India
World Ave

Source: International Food & Agri Business Management Association (2009)

Palm Oil Yield Advances


Yield (kg/ha)
14000
12000
10000
8000
6000
4000
2000
0
1960
1965
1970
1975
1980
1985
1990
1995
2000
2005
Palmoil
Oilseed rape
Sunflower
Soybeans

Source: The Gallagher Biofuels Review (2008)

Stage 1. Active Managed: Contract Farming

- Contract farming:
  - Rapid scale up, no direct future CAPEX required
  - Minimizes yield risk
  - Shared leanings – improved future productivity
- "Active" contract farming managed with systems and performance based compensation has tremendous leverage
  - Land, labour, capital and technology
- The power is in the network not the contract farming agreement
  - Market linkage
  - Scalability

Stage 2. Improved Genetics: Owned & Operated

- Power of genetics proven in other Agricultural crops
  - Palm: from 4-12 tonnes per hectare
  - Soybean: from 1.2 – 2.3 tonnes per hectare
- Genetics is ultimately the largest driver of yields
  - Collaboration with JOil & TERI

teri JOil TM

Domesticating Jatropha to a commercial crop

Focused on Feedstock

Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Bulk of the value in biofuels industry goes to feedstock provider

Upstream : Feedstock → Refining → Downstream : Distribution

← Highest Return on Investment

Advantage to feedstock supplier is increasing

- Global shortage of feedstock is now pushing up feedstock value
- Feedstock (vegetable oil, tallow etc) correlated with crude oil


US$ Barrel
Series2
Range Feedstock Price
Average Feedstock Basket
WTI Crude Oil

Source: Company compiled data


Price
Sunflower
Rapeseed
Coco
Soy
US$900
Tonne
Palm
Tallow
Jatropha
22 million
Metric Tonnes
Availability

Source: Company compiled data

Conversion Factors

Exchange Rates

		USD	AUD	INR	MYR
1.00	USD	1.00	0.96	44.44	3.02
	AUD	1.04	1.00	46.16	3.14
	INR	0.02	0.02	1.00	0.07
	MYR	0.33	0.32	14.71	1.00

Quantities – Biodiesel

		Tonne	Gallon	Liter	Barrel
1.00	Tonne	1	298	1,135	7.4
	Gallon	0.003	1	3.8	0.023
	Liter	0.006	0.26	1	0.006
	Barrel	0.140	42	158	1

Source: Exchange Rate as at noon 1 April 2011

Commercial Metrics

1 Acre Jatropha plantation yields at maturity :

- 1 Tonne Crude Jatropha Oil : 1 Tonne Biodiesel
- 2 Tonne Biomass : 0.89 Tonne Ethanol

1 Hectare : 2.47 Acres


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